NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 1, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 1, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The units initially consisted of a purchase contract and a 5% undivided beneficial ownership interest in $1,000 principal amount of 4.70% debentures due 2041. On April 4, 2011, Archer Daniels Midland Company ('ADM') closed on the remarketing of the Original Debentures, which were remarketed in two tranches, $750,000,000 aggregate principal amount of 4.47% Notes due 2021 and $1,000,000,000 aggregate principal amount of 5.765% Debentures due 2041. The proceeds from the remarketing were used to purchase a treasury portfolio to secure the purchase contract obligations of the holders of Corporate Units, that is, for each Corporate Unit holder, an interest in the treasury portfolio took the place of the interest in the Original Debentures as a component of the Corporate Units that served as collateral for that holder's purchase contract obligations. The settlement rate is 1.2618 shares of common stock of ADM for each $50 purchase contract (or 1.2618 shares for each Corporate Unit). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 1, 2011.